Building 5, The Heights
Weybridge, Surrey
KT13 0NY

Tel. +44 (0)1932 822000
haleon.com

16 May 2024

By EDGAR

Division of Corporation Finance,

Office of Industrial Applications and Services,

100 F Street, N.E.,

Washington, D.C. 20549.

Attn:	Ms. Jeanne Barker

Mr. Terence O’Brien

Dear Ms. Barker and Mr. O’Brien,

Re:	Haleon plc.

Form 20-F for Fiscal Year Ended 31 December 2023

Filed 15 March 2024

File No. 001-41411

I refer to your letter dated 18 April 2024 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F of Haleon plc (“Haleon” or “we”) for the fiscal year ended 31 December 2023 (the “2023 Form 20-F”) (File No. 001-41411).

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter in italicized text, and have provided our responses immediately following each comment.

Form 20-F filed 15 March 2024

Use of Non-IFRS Measures, page 43

1.	You indicate that beginning in 2024, your organic revenue growth calculation will cap pricing in excess of 26 percent per annum for countries experiencing hyperinflation. Please explain the basis for this change and address the impact that this revision may have on your calculations.

Response:	We respectfully acknowledge the Staff’s comment. We have made this change due to the increased impact on our organic revenue growth calculation in 2024 as a result of the significant inflation increases experienced late in the fourth quarter of 2023 in Argentina and Turkey. We believe capping the benefit of price increases to 26% in countries experiencing hyperinflation allows the Group’s organic revenue growth performance to continue to be understood in a meaningful and consistent manner. We have elected to cap pricing at 26% since inflation of 26% per year or more compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. For financial year 2023, the price increase benefit in Argentina and Turkey in excess of 26% was not material and impacted organic revenue growth of the Group by c.1%.

Haleon plc Registered in England and Wales no. 13691224

Registered office: Building 5, First Floor, The Heights, Weybridge, Surrey KT13 0NY

Continued

2.	Your tabular presentations on page 44 give the appearance of a full non-IFRS income statement. This may place undue prominence on the non-IFRS information and give the impression that the non-IFRS income statement represents a comprehensive basis of accounting. Confirm to us that you will revise your tabular presentations accordingly. Refer to Question 102.10(a) and (c) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Address this comment as it relates to your Form 6-K filed February 29, 2024, which furnishes your press release entitled 2023 Full Year Results.

Response:	We respectfully acknowledge the Staff’s comment. We respectfully advise the Staff that the Company had considered Question 102.10(c) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and believed that none of the tables presented would be considered a non-GAAP income statement.

We note that the presentation of these items in our Form 6-K filed on 29 February 2024 is consistent with the presentation in the 2023 Form 20-F, and as such the intent behind that presentation is the same as set out above.

However, we acknowledge the Staff’s comment and will revise our tabular presentation accordingly going forward to ensure that non-IFRS reconciliations in our future filings do not give the appearance of a full non-IFRS income statement.

Financial Statements

Note 1. General Information, page 121

3.	Please disclose the date when the financial statements were authorized for issue and who gave that authorization. Refer to paragraph 17 of IAS 10.

Response:	We respectfully acknowledge the Staff’s comment. The financial statements included in the 2023 Form 20-F were authorized for issue by our Board of Directors and signed on its behalf by me on 15 March 2024, as indicated on page 118 of the 2023 Form 20-F. In our future filings we will include in Note 1 to our financial statements the date on which such statements were authorized, as required in paragraph 17 of IAS 10.

Continued

Note 19. Borrowings, page 143

4.	With reference to the List of Subsidiary Issuers of Guaranteed Securities as set forth in Exhibit 22, please tell us how you considered the disclosure requirements in Rule 13-01 of Regulation S-X.

Response:	We respectfully acknowledge the Staff’s comment. Pursuant to the disclosure requirements of Rule 13-01 of Regulation S-X, registrants are required to include certain disclosures and summarized financial information relating to issuers and guarantors of guaranteed securities, to the extent material (emphasis added).

As set out in Exhibit 17 to the 2023 Form 20-F, Haleon is the full and unconditional guarantor of six series of registered debt securities (together, the “Securities”) issued, respectively, by Haleon’s wholly-owned and consolidated subsidiaries Haleon US Capital LLC (the “US Issuer”) and Haleon UK Capital LLC (the “UK Issuer”). We further note that these guarantees are provided solely by Haleon, and not by any other member of the Group. While it is disclosed in the 2023 Form 20-F, we note that in our future filings we will, as applicable, more clearly disclose in our management’s discussion and analysis or in the notes to our financial statements that the Securities are guaranteed by Haleon.

Since Haleon has provided full and unconditional guarantees over the Securities, we do not consider that including narrative disclosures as set out in Rule 13-01(a)(1)-(3) would provide any material additional information to investors. Payments under the guarantees would not be affected by their terms and conditions, nor are there other factors (such as contractual or statutory restrictions on dividends) that may materially affect payments to holders of the Securities under the guarantees.

Further, neither the US Issuer nor the UK Issuer has operations beyond being the issuer of debt securities and distributing the proceeds of those debt securities within the Group. As such, summarized financial information relating to the US Issuer and the UK Issuer is not considered material to an understanding of the Group’s results, nor to the assessment of an investment in the Securities, and therefore has not been disclosed in the 2023 Form 20-F.

Change in Certifying Accountant, page 192

5.	We have the following comments related to your change in certifying accountant disclosures:

•	Disclose the date that KPMG US declined to stand for re-election as required by Item 16F(a)(1)(i) of the Form 20-F;
•	You state that there have been no disagreements or reportable events with KPMG US in respect of the financial year ended December 31, 2022. Please tell us if there were any disagreements or reportable events with KPMG US in the subsequent interim period ending April 20, 2023. Refer to Item 16F(a)(1)(iv) and (v) of the Form 20-F; and
•	File as an exhibit the letter from KPMG US as required pursuant to Item 16(F)(a)(3) of the Form 20-F.

Continued

Response:	We respectfully acknowledge the Staff’s comments. In response to these comments we plan to file an amendment to the 2023 Form 20-F (the “2023 Form 20-F/A”) deleting and replacing in its entirety the disclosure under the heading “Change in certifying accountant” on page 192 of the 2023 Form 20-F. The revised disclosure is as follows, which addresses each of the Staff’s comments:

“Change in certifying accountant

On 20 April 2023, Haleon shareholders approved the appointment of KPMG LLP (KPMG UK) as its principal accountants for the financial year ending 31 December 2023 at its AGM for appointment as of 3 May 2023. KPMG US, which was formerly serving as the Company’s principal accountants declined to stand for re-election on 12 October 2022, when the request for proposal was issued by Haleon in respect of the statutory and PCAOB audit tender for its fiscal year ending 31 December 2023. The decision to change principal accountants was approved by the Haleon plc Board on the recommendation of the Company’s Audit & Risk Committee.

In respect of the financial year ended 31 December 2022 and in the subsequent interim period up to 3 May 2023, in connection with the audit of our consolidated financial statements, there were no: (i) disagreements with KPMG US on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (ii) reportable events.

The audit report of KPMG US on the Consolidated Financial Statements of Haleon plc and subsidiaries as of and for the year ended 31 December 2022 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

We have provided KPMG US with a copy of the foregoing disclosure, and we have requested that it furnish us with a letter addressed to the SEC stating whether or not it agrees with the above disclosures. A copy of this letter from KPMG US is attached as Exhibit 15.4 to this Form 20-F/A.

We did not consult KPMG UK during the two most recent financial years ended 31 December 2022 and 2021 or in the subsequent interim period up to 3 May 2023 regarding (i) the application of accounting principles to a specified transaction, either completed or proposed or the type of audit opinion that might be rendered on our Financial Statements; or (ii) any matter that was the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a ‘reportable event’ as described in Item 16F(a)(1)(v) of Form 20-F.”

Continued

We will file the 2023 Form 20-F/A once the Staff confirms it has no additional comments.

We are available to discuss the foregoing with you and the Staff at your convenience either by telephone or in person.

Yours Sincerely,

/s/ Tobias Hestler
Tobias Hestler
Chief Financial Officer
Haleon plc

cc:	Charles Atkinson (Haleon plc)

John Horsfield-Bradbury (Sullivan & Cromwell LLP)

Nick Frost (KPMG LLP)